H.I.G. Acquisition Corp. II

1450 Brickell Avenue

31st Floor

Miami, FL 33131

January 20, 2022

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Re:	H.I.G. Acquisition Corp. II

Request to Withdraw Registration Statement on Form S-l

File No. 333-254311 CIK No. 0001850311

Ladies and Gentlemen:

H.I.G. Acquisition Corp. II (the “Company”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”) that the Company’s Registration Statement on Form S-l (File No. 333-254311), initially filed with the Securities and Exchange Commission (“SEC”) on March 15, 2021, together with all exhibits thereto (“Registration Statement”), be withdrawn effective immediately.

The Company is seeking withdrawal of the Registration Statement because as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time. The Registration Statement has not been declared effective and no securities of the Company were sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477.

The Company respectfully requests your assistance in this matter. If you have any questions regarding this application for withdrawal, please call our legal counsel, Wayne Williams of Kirkland & Ellis LLP, at (312) 862-7135.

Very truly yours,

/s/ Timur Akazhanov
Timur Akazhanov
Chief Financial Officer